UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Month of June 2019

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(FKA HUAHUI EDUCATION GROUP CORPORATION)

(Translation of registrant’s name into English)

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

NAME CHANGE AS RESULT OF MERGER, CHANGE OF JURISDICTION OF INCORPORATION AND FOREIGN PRIVATE ISSUER

On March 21, 2019, Huahui Education Group Corporation a Nevada corporation (“Company”) filed a Form 8-K with the Securities and Exchange Commission disclosing that on February 26, 2019, the Company completed a redomicile merger to reorganize itself as a Cayman Islands company (“Merger”). Pursuant to the agreement and plan of merger dated as of January 17, 2019 and the plan of merger dated February 8, 2019 (the “Merger Agreement”), the Company was merged with and into HUAHUI EDUCATION GROUP LIMITED, an exempted company incorporated under the laws of the Cayman Islands (“HH Cayman”). HH Cayman was a wholly owned subsidiary of the Company, and HH Cayman was the surviving company following the Merger. The Company ceased its existence as a result of the Merger. Each issued and outstanding share of the common stock of the Company was converted into one ordinary share of HH Cayman.

As a result of the Merger, the Registrant’s name changed to HUAHUI EDUCATION GROUP LIMITED.

Further, the Registrant’s jurisdiction of incorporation or organization changed to the Cayman Islands, and the Registrant became a Foreign Private Issuer.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Merger issued by the Registrar of Companies in the Cayman Islands filed as Exhibit 99.1 to the Company’s current report filed on Form 8-K on March 21, 2019, and the Articles of Merger as filed in the State of Nevada filed as Exhibit 99.1 to the Company’s current report filed on Form 8-K on March 21, 2019, which are incorporated herein by reference.

CEASING TRADING

On June 4, 2019, HH Cayman, as the surviving company, submitted a corporate action notification to the Financial Industry Regulatory Authority (“FINRA”) advising that the Merger had been completed and that HH Cayman was a private company that was not trading on any market. The Company’s shares ceased trading on the OTC Markets on June 27, 2019.

The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2019	HUAHUI EDUCATION GROUP LIMITED

/s/ WU, Zihua
WU, Zihua Chief Executive Officer and Chief Financial Officer